Exhibit 99.2

HUT 8 MINING CORP.

Unaudited Condensed Consolidated Interim Financial Statements
(In thousands of Canadian dollars)

Three months ended March 31, 2023 and 2022

1

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Financial Position
(In thousands of Canadian dollars)

As at	Note	March 31, 2023	December 31, 2022 (Audited)
Assets
Current assets
Cash		$15,904	$30,515
Accounts receivable and other		2,865	1,589
Digital assets	6	352,436	203,627
Deposits and prepaid expenses	5	7,037	9,892
		378,242	245,623
Non-current assets
Plant and equipment	7	120,923	124,959
Deposits and prepaid expenses	5	27,330	27,220
Intangible assets and goodwill		14,958	15,135
Total assets		$541,453	$412,937

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$22,191	$13,916
Lease liabilities		3,851	4,325
Loans payable	8	12,345	11,892
		38,387	30,133
Non-current liabilities
Lease liabilities		21,142	16,973
Loans payable	8	10,943	14,229
Warrant liability		339	212
Total liabilities		70,811	61,547

Shareholders' equity
Share capital	9	772,002	767,641
Warrants		397	2,122
Contributed surplus		13,108	12,700
Accumulated deficit		(322,570)	(431,073)
AOCI - Unrealized gain on digital asset revaluation	6	7,705	–
Total shareholders’ equity		470,642	351,390
Total liabilities and shareholders' equity		$541,453	$412,937

See accompanying notes to the unaudited condensed consolidated interim financial statements.

2

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income
(In thousands Canadian dollars, except for per share amounts)

For the three months ended March 31	Note	2023	2022
Revenue	12	$19,021	$53,333
Cost of revenue	13	(25,228)	(36,878)
Gross (loss) profit		(6,207)	16,455

General and administrative expenses	14	(24,346)	(11,534)
Gain on disposition of digital assets	6	4,955	–
Operating (loss) income		(25,598)	4,921

Foreign exchange loss		(7)	(711)
Net finance expense		(1,432)	(1,292)
Amortization		(177)	(229)
(Loss) gain on revaluation of warrant liability		(127)	54,140
Net (loss) income before tax and revaluation on digital assets		(27,341)	56,829

Gain on revaluation of digital assets	6	134,772	–
Deferred income tax recovery (expense)		1,072	(1,121)
Net income		$108,503	$55,708

Other comprehensive income (loss)
Revaluation gain (loss) on digital assets, net of taxes	6	7,705	(4,949)
Total comprehensive income		$116,208	$50,759

Net income per share:
Basic		$0.49	$0.33
Diluted		$0.47	$0.31

Weighted average number of shares outstanding:
Basic		220,956,003	170,461,457
Diluted		229,397,499	178,168,457

See accompanying notes to the unaudited condensed consolidated interim financial statements.

3

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Cash Flows
(In thousands of Canadian dollars)

For the three months ended March 31	2023	2022
Cash provided by (used in):

Operating activities:
Net income	$108,503	$55,708
Change in non-cash operating items:
Digital assets mined	(14,526)	(49,292)
Depreciation and amortization	11,036	18,594
Gain on disposition of digital assets	(4,955)	–
Gain on revaluation of digital assets	(134,772)	–
Loss (gain) on revaluation of warrant liability	127	(54,140)
Share based payments	3,035	1,299
Deferred income tax (recovery) expense	(1,072)	1,121
Net finance expense and other	1,432	1,292
Foreign exchange loss	7	711
	(31,185)	(24,707)
Proceeds from the sale of digital assets	14,547	–
Net change in working capital (note 15)	7,378	(3,581)
Net cash used in operating activities	(9,260)	(28,288)

Investing activities
Purchase of plant and equipment	(85)	(46,393)
Deposits and prepaid expenses	(144)	19,669
Purchase of digital assets (note 6)	(325)	–
Business acquisition	–	(30,174)
Net cash used in investing activities	(554)	(56,898)

Financing activities
Repayment of loan payable for financed equipment	(2,908)	(6,167)
Proceeds from issuance of common shares, net of issuance cost	9	32,528
Proceeds from exercise of warrants and options	–	3
Finance income received	3	367
Finance expense paid	(970)	(1,518)
Payment of lease obligations	(897)	(426)
Net cash (used in) provided by financing activities	(4,763)	24,787

Decrease in cash	(14,577)	(60,399)
Cash, beginning of period	30,515	140,127
Effect of movement in exchange rates on cash held in foreign currencies	(34)	(1,204)
Cash, end of period	$15,904	$78,524

See accompanying notes to the unaudited condensed consolidated interim financial statements.

4

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(In thousands of Canadian dollars)

For the three months ended March 31, 2023	Number of shares	Share capital	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2023	220,547,442	$767,641	$2,122	$12,700	$(431,073)	$–	$351,390
Net income	–	–	–	–	108,503	–	108,503
Other comprehensive income	–	–	–	–	–	7,705	7,705
Comprehensive income	–	–	–	–	108,503	7,705	116,208
Other equity movements
Shares issued on vesting of RSU	718,453	4,352	–	(4,352)	–	–	–
Shares issued under employee stock purchase plan	5,813	9	–	–	–	–	9
Expiry of private placement warrants	–	–	(1,725)	1,725	–	–	–
Share based payments	–	–	–	3,035	–	–	3,035
Balance, March 31, 2023	221,271,708	$772,002	$397	$13,108	$(322,570)	$7,705	$470,642

For the three months ended March 31, 2022	Number of shares	Share capital	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2022	169,590,061	$636,597	$2,163	$11,928	$(188,260)	$103,540	$565,968
Net income	–	–	–	–	55,708	–	55,708
Other comprehensive loss	–	–	–	–	–	(4,949)	(4,949)
Comprehensive income	–	–	–	–	55,708	(4,949)	50,759
Other equity movements
Shares issued for equity raises	4,472,002	32,521	–	–	–	–	32,521
Shares issued on exercise of RSU	45,834	309	–	(309)	–	–	–
Shares issued on exercise of DSU	76,296	574	–	(574)	–	–	–
Shares issued under employee stock purchase plan	750	7	–	–	–	–	7
Shares issued on exercise of options	3,333	11	–	(8)	–	–	3
Share based payments	–	–	–	1,299	–	–	1,299
Balance, March 31, 2022	174,188,276	$670,019	$2,163	$12,336	$(132,552)	$98,591	$650,557

See accompanying notes to the unaudited condensed consolidated interim financial statements.

5

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

1.	Nature of presentation:

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver, BC, Canada V6C 2X8 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and the Nasdaq Global Select Market.

Hut 8 Mining Corp. and its subsidiaries (the “Company”) are primarily in the business of the mining of digital assets – with an operational focus on utilizing specialized equipment to solve complex computational problems to validate transactions on different blockchains and receiving Bitcoin in return for successful services. Additionally, the Company operates cloud and colocation date centre facilities in Canada targeting enterprise customers seeking high performance computing services.

These unaudited condensed consolidated interim financial statements (“interim financial statements”) were approved by the Company’s Board of Directors on May 10, 2023.

2.	Basis of presentation

These interim financial statements for the three months ended March 31, 2023 and 2022 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all the disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 (“annual financial statements”) prepared in accordance with IFRS as issued by the IASB. Certain comparative figures have been reclassified to conform to current presentation.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

The Company is in the business of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

3.	Selected significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented.

(a)	Revenue recognition

The Company records revenue from contracts with customers in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as follows:

6

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

-	Identify the contract with a customer;
-	Identify the performance obligations in the contract;
-	Determine the transaction price, which is the total consideration provided by the customer;
-	Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
-	Recognize revenue when (or as) the Company satisfies a performance obligation.

The following are the specific revenue recognition criteria which must be met before revenue is recognized:

i.	Revenues from digital asset mining

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital asset. Revenue is recognized upon receipt of Bitcoin in exchange for its mining activities at the fair market value of the Bitcoin received. The fair value is determined using the closing Bitcoin price per www.coinmarketcap.com (“Coinmarketcap”).

Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

ii.	Revenues from hosting

The Company has also entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

iii.	Revenues from high performance computing

The high performance computing business earns revenue by providing cloud and colocation services to clients. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. Revenue is recognized as the related services are provided to customers. The Company applies the five step IFRS 15 Revenue from Contracts with Customers model in determining the appropriate treatment of its various sources of revenue. The principal sources of revenue to the Company and recognition of these revenues are as follows:

-
Monthly recurring revenue (“MRR”) from high performance computing services are recognized as service revenue ratably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are made available over time. The Company believes this method to be the best representation of transfer of services as it is consistent with industry practice to measure satisfaction through passage of time.

-
Transaction price is determined as the list price of services (net of discounts) that the Company delivers to its customers, taking into account the term of each individual contract, and the ability to enforce and collect the consideration.

-
Revenue from installation services, which are not treated as distinct performance obligations, are recognized over the enforceable term of individual contracts consistent with the schedule of MRR discussed above.

-
Usage revenue (overage and consumption-based services) is recorded as service revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.

7

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

-	Invoices are typically issued at the beginning of each month for MRR services and at the end of each month for usage revenue.

Sale of bundled services

The Company offers certain customers bundled connectivity, colocation, and cloud services. Total consideration in contracts with customers are allocated to distinct performance obligations based on their stand-alone selling prices. The Company determined the stand-alone selling price to be the list price at which the Company sells connectivity, and colocation and cloud services.

(b)	Goodwill

Goodwill represents the excess of the cost of the Company’s business acquisitions over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment charges and is not amortized but is subject to an impairment test annually and whenever impairment indicators are identified.

(c)	Intangible assets

Intangible assets consist of customer relationships acquired through acquisitions or business combinations.

Intangible assets acquired as part of business acquisitions are measured initially at fair value.

Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. Amortization is recognized over the assets’ estimated useful lives as follows:

Customer relationships	6 years

Residual values and useful lives are reviewed at each reporting date. Amortization expense has been presented in profit or loss as amortization. Assets are removed from asset and accumulated amortization balances once they become fully amortized. Proceeds from disposals are netted against the related assets and accumulated amortization, and resulting gains and losses are included in profit or loss.

4.	Business combination with U.S. Data Mining Group, Inc.

On February 6, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and Hut 8 Holdings, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the Common Shares on a 5:1 basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common and preferred stock of USBTC, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq Stock Exchange (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.

8

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

5.	Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

As at	March 31, 2023	December 31, 2022
Current
Prepaid insurance	$561	$1,778
Prepaid electricity	1,081	3,191
Deposits related to power purchase agreement	3,000	3,000
Miscellaneous deposits	2,395	1,923
Total current deposits and prepaid expenses	$7,037	$9,892

Non-current
Deposits related to power purchase agreement	17,000	17,000
Deposits related to operating site development	953	902
Deposits related to electricity supply under electricity supply agreement	8,522	8,522
Other	855	796
Total non-current deposits and prepaid expenses	$27,330	$27,220

6.	Digital Assets

The Company’s digital assets are held in custody. The details of the digital assets are as follows:

	Amount		Number of digital assets
As at	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Digital assets – Bitcoin held in custody	$352,012	$203,627	9,133	9,086
Digital assets – Filecoin held in custody	424	–	55,008	–
Total digital assets	$352,436	$203,627	64,141	9,086

Below is the Company’s Bitcoin mined and transacted:

	Amount	Number of Bitcoin
Total digital assets – Bitcoin, January 1, 2022	$323,946	5,518
Bitcoin mined	133,040	3,568
Revaluation of digital assets	(253,359)	–
Total digital assets – Bitcoin, December 31, 2022	$203,627	9,086
Bitcoin mined	14,526	475
Bitcoin traded for cash	(14,547)	(428)
Gain on disposition of digital assets	4,955	–
Revaluation of digital assets – Bitcoin	143,451	–
Total digital assets – Bitcoin, March 31, 2023	$352,012	9,133

Below is the Company’s Filecoin transacted:

	Amount	Number of Filecoin
Total digital assets – Filecoin, December 31, 2022	$–	–
Purchase of Filecoin for cash	325	55,008
Revaluation of digital assets – Filecoin	99	–
Total digital assets – Filecoin, March 31, 2023	$424	55,008

9

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

During the three months ended March 31, 2023, the Company traded 428 Bitcoin for cash totaling $14.5 million (March 31, 2022 – $nil) with a cost of $9.5 million (March 31, 2022 – $nil), which resulted in a realized gain on the sale of Bitcoin of $5.0 million (March 31, 2022 – $nil).

Digital assets are revalued each reporting period based on the fair market value of the price of the digital assets on the reporting date. As at March 31, 2023, the price of Bitcoin was $38,540 (US$28,478) (December 31, 2022 – $22,412 (US$16,548)), resulting in a revaluation gain for the three months ended March 31, 2023, of $143.5 million. The Company recorded $134.8 million of the gain in income or loss, and the remaining $7.7 million was recorded in other comprehensive income net of tax expense of $1.1 million. As at March 31, 2022, the price of Bitcoin was $56,905 (US$45,539) (December 31, 2021 – $58,707 (US$46,306)), resulting in a revaluation loss for the three months ended March 31, 2022 of $4.9 million net of tax recovery of $0.7 million. This loss was recorded to other comprehensive income.

During the three months ended March 31, 2023 the Company purchased 55,008 (March 31, 2022 – nil) of Filecoin for $0.3 million (March 31, 2022 – $nil) and recorded a revaluation gain to other comprehensive income of $0.1 million (March 31, 2022 – $nil).

10

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

7.	Plant and equipment

The changes in the carrying value of plant and equipment are as follows:

	Mining infrastructure	Mining servers	Data centre infrastructure	Computer and network equipment	Leasehold improvements	Right-of-use assets	Total
Cost
Balance, January 1, 2022	$46,707	$173,227	$–	$–	$–	$964	$220,898
Additions	35,229	157,176	444	6,297	572	13,632	213,350
Acquired through business acquisition	–	–	8,815	4,531	287	9,606	23,239
Balance, December 31, 2022	81,936	330,403	9,259	10,828	859	24,202	457,487
Additions	75	–	349	2,057	80	4,262	6,823
Balance, March 31, 2023	$82,011	$330,403	$9,608	$12,885	$939	$28,464	$464,310

Accumulated Depreciation and Impairment
Balance, January 1, 2022	$27,887	$96,595	$–	$–	$–	$290	$124,772
Depreciation	5,177	81,820	1,222	2,083	160	3,418	93,880
Impairment	25,999	87,877	–	–	–	–	113,876
Balance, December 31, 2022	59,063	266,292	1,222	2,083	160	3,708	332,528
Depreciation	848	7,382	292	1,020	80	1,237	10,859
Balance, March 31, 2023	$59,911	$273,674	$1,514	$3,103	$240	$4,945	$343,387

Net book value as of
December 31, 2022	$22,873	$64,111	$8,037	$8,745	$699	$20,494	$124,959
March 31, 2023	$22,100	$56,729	$8,094	$9,782	$699	$23,519	$120,923

During the three months ended March 31, 2023, the Company made $4.3 million (March 31, 2022 – $nil) in non-cash additions to right-of-use assets and $2.5 million (March 31, 2022 – $45.8 million) in additions to plant and equipment which were applied against deposits and prepaid expenses.

11

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

8.	Loans payable

The Company has a loan outstanding as at March 31, 2023, of $23.3 million with Trinity Capital Inc. (“Trinity”) (December 31, 2022 – $26.1 million), net of deferred financing costs of $0.9 million (December 31, 2022 – $1.0 million). The loan bears an interest rate of 9.5% and is secured against the financed equipment.

9.	Equity

(a)	Share capital

The Company has authorized share capital of an unlimited number of common shares. The changes in share capital are as follows:

	Number of shares	Amount
Balance, January 1, 2022	169,590,061	$636,597
Shares issued for equity raises, net of issuance cost ($3,197)	49,646,368	124,771
Shares issued for RSUs and DSUs	1,273,795	6,175
Shares issued under employee stock purchase plan	33,022	84
Shares issued for exercise of options	3,333	11
Shares issued on exercise of warrants	863	3
Balance, December 31, 2022	220,547,442	$767,641
Shares issued for RSUs and DSUs	718,453	4,352
Shares issued under employee stock purchase plan	5,813	9
Balance, March 31, 2023	221,271,708	$772,002

August 2022 At-the-market Equity Program (“August 2022 ATM”)

On August 17, 2022, the Company entered into the August 2022 ATM equity distribution agreement to sell the Company’s commons shares with maximum proceeds of up to $270.9 million (US$200.0 million). During the three months ended March 31, 2023 the Company issued nil common shares totaling $nil (March 31, 2022 – nil common shares totaling $nil) under the August 2022 ATM and incurred $nil (March 31, 2022 – $nil) in issuance cost. Subsequent to the three months ended March 31, 2023, the Company did not complete any issuances under the August 2022 ATM.

(a)	Incentive plan

Stock options

Stock option activity is as follows:

	Number of options	Weighted average exercise price
Balance, January 1, 2022	546,667	$5.13
Exercised (i)	(3,333)	1.80
Forfeiture	(63,334)	6.32
Balance, December 31, 2022	480,000	5.00
Expired	(365,000)	5.00
Options outstanding, March 31, 2023	115,000	$5.00
Options exercisable, March 31, 2023	115,000	$5.00

(i)	The options exercised comprise of 3,333 options with an exercise price of $1.80 and underlying common share price of $7.23 at the time of exercise.

12

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

During the three months ended March 31, 2023, the Company recorded a total of $nil (March 31, 2022 – $0.1 million) as share-based compensation expense related to stock options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model. No stock options were granted for the three months ended March 31, 2023 and the three months ended March 31, 2022.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

During the three months ended March 31, 2023, the Company recorded a total $2.8 million (March 31, 2022 – $1.2 million) as share based compensation expense related to RSUs and $0.2 million (March 31, 2022 – $0.03 million) as share based compensation expense related to DSUs.

10.	Financial instruments and risk management

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and
Level 3:	Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

March 31, 2023	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Warrant liability	$–	$339	$–	$339
Deposits	31,870	–	–	31,870

Fair value carried at amortized cost
Loan payable	–	(24,165)	–	(24,165)

December 31, 2022	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Warrant liability	$–	$212	$–	$212
Deposits	31,347	–	–	31,347

Fair value carried at amortized cost
Loan payable	$–	$(27,125)	$–	$(27,125)

The Company determined that the carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk. The Company determined that the carrying value of deposits made on future purchases approximates the corresponding fair value given the deposits are future payments of arm’s length purchases.

As at March 31, 2023, the loans payable balance has a carrying value of $23.3 million (December 31, 2022 – $26.1 million) and a fair value of $24.2 million (December 31, 2022 – $27.1 million). The fair value is determined based on the cost of borrowing for a company with a similar risk profile (Level 2).

13

HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

11.	Digital assets and risk management

Digital assets are measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its balance of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance.

As at March 31, 2023, had the market price of the Company’s digital assets increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $35.2 million.

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its cash exposure to credit loss by placing its cash with high credit quality financial institutions. The Company uses the digital asset custodial services of BitGo Trust Company Inc. and NYDIG Trust Company LLC. The Company does not self-custody its Bitcoin. The credit risk related to the accounts receivable is not significant.

12.	Revenue

The details of our revenue by type are as follows:

For the three months ended March 31	2023	2022
Digital assets mined	$14,526	$49,292
Hosting fees	–	751
High performance computing	4,495	3,290
Total revenue	$19,021	$53,333

13.	Cost of revenue

The details of our cost of revenue by type are as follows:

For the three months ended March 31	2023	2022
Site operating costs	$(14,369)	$(18,513)
Depreciation	(10,859)	(18,365)
Total cost of revenue	$(25,228)	$(36,878)

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HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

14.          General and administrative expenses

The details of our general and administrative expenses by type are as follows:

For the three months ended March 31	2023	2022
One-time transaction costs	$(12,288)	$(1,611)
Share based payments	(3,035)	(1,299)
Salary and benefits	(2,085)	(1,920)
Insurance expense	(1,684)	(1,085)
General, marketing, office and other	(1,643)	(1,241)
Sales tax expense	(1,443)	(3,163)
Professional fees	(1,202)	(697)
Decommissioning costs	(674)	–
Investor relations and regulatory	(292)	(518)
Total general and administrative expense	$(24,346)	$(11,534)

15.	Supplementary cash flow information

Change in working capital for the three months ended March 31, 2023 and 2022 was as follows:

For the three months ended March 31	2023	2022
Accounts receivable and other	$(1,276)	$(1,780)
Prepaid expenses	379	323
Accounts payable and accrued liabilities	8,275	(2,124)
Net change in working capital	$7,378	$(3,581)

Non-cash transactions
For the three months ended March 31	2023	2022
Shares issued on vesting of RSU	4,352	309
Shares issued on vesting of DSU	–	574
Derecognition of private placement warrants upon expiry	1,725	–

16.	Litigation with North Bay facility power provider and leasehold provider

On January 25, 2023, the Company filed a statement of claim in the Ontario Superior Court of Justice against Validus Power Corp. (“VPC”) and Bay Power Corp., (collectively with VPC, “Validus”) as defendants. VPC is the Company’s power provider for the Company’s North Bay mining facility. Pursuant to a power purchase agreement dated October 22, 2021 (the “PPA”), VPC would design, construct, own, operate, and maintain certain power generation facilities on a site located in North Bay, Ontario (the “Facility”), and Hut 8 would purchase energy from the Facility on the terms set out in the PPA. In connection with entering into of the PPA, the Company entered into (i) a lease agreement dated October 27, 2021 by and among the Company, Validus (the “Lease Agreement”), and (ii) a design-build stipulated price contract dated October 21, 2021 between the Company and VPC.

The Company’s statement of claim includes Validus’ failure to meet obligations under the PPA. The Company is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

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HUT 8 MINING CORP.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2023 and 2022
(In thousands of Canadian dollars, except for per share amounts)

On February 9, 2023, the Company received from Validus a notice of termination of the Lease Agreement. On February 21, 2023, the Company announced that it received a statement of defence and counterclaim from Validus. In addition to denying the majority of allegations in the Company's statement of claim, Validus brought counterclaims against the Company and is seeking monetary damages. On March 28, 2023, Hut 8 announced that it served and filed an amended statement of claim in the Superior Court of Justice of Ontario against Validus, and on April 11, 2023, Validus served and filed an amended statement of defence and counterclaim (collectively, the “Counterclaim”) in the Superior Court of Justice of Ontario against the Company.

The Company intends to pursue the claims set out in its amended statement of claim. While the Company believes that the Counterclaim is meritless and intends to vigorously prosecute the aforementioned matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company. As of the date of the interim financial statements, the Company’s North Bay facility is not operational.

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